NAME OF REGISTRANT: Ameren Corporation
NAME OF PERSON RELYING ON EXEMPTION: As You Sow
ADDRESS OF PERSON RELYING ON EXEMPTION: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 4 on Ameren Corporation 2016’s Proxy Statement: Shareholder Proposal Requesting a Report on Aggressive Renewable Energy Adoption Symbol: AEE Filed by: As You Sow

CONTACT: Amelia Timbers atimbers@asyousow.org
Annual Meeting: April 28, 2016

SHAREHOLDERS URGE A YES VOTE ON PROPOSAL 4: The electric power sector is rapidly moving from coal to carbon free renewable energy due to a number of convergent environmental imperatives and market forces. These include regulatory requirements for utilities to control particulate matter, mercury, and carbon pollution, as well as plummeting renewable energy costs. Yet, Ameren has failed to shift away from coal. Ameren is behind its peers in transitioning its energy mix to include more renewable energy resources, leaving it in an ever-more uncompetitive and risky position in which it remains saddled with aging, polluting, high-cost coal plants costs for years to come. The Proponents urge shareholders to vote “Yes” on this resolution, which requests that Ameren complete public reporting on the feasibility of adopting significant levels of renewable energy, which will help shift the focus of Ameren’s management from its history of coal to the low carbon future.

RESOLVE CLAUSE: Shareholders request that Ameren produce a public report, omitting proprietary information and prepared at reasonable cost, analyzing how Ameren could protect shareholder value, reduce the risk of stranded assets, and decrease its climate change impacts by aggressive renewable energy adoption including:
1. Increasing Ameren’s energy mix to 30 - 50% renewable energy by 2030.
2. Increasing Ameren’s energy mix to 70 - 100% renewable energy by 2050.
3. Propose changes to Ameren’s strategic plans that could help Ameren achieve the targets identified in (1) and (2) of this resolution.

RATIONALE FOR YES VOTE:
1.	Increasing renewable energy is in shareholders’ best interest. Delaying renewable energy investment exposes the company to ongoing regulatory and reputational risk related to its aged, polluting coal plants and coal ash ponds.

2.	Ameren’s slow pace on renewable energy adoption exacerbates its poor environmental record. Benchmarking evaluations show Ameren is a laggard on renewable energy adoption compared to industry peers.[1] Ameren is also facing approximately a billion dollars in fees for environmental remediation, significant lawsuits with both the EPA and third parties over environmental violations, and over $2 billion in compliance fees by 2025. Ameren could improve its environmental performance by adding renewable energy to displace coal plants that create liability for shareholders.
3.	Ameren plans to add less renewable energy in the next 20 years than individual peer utilities added in 2015 alone. Ameren’s current integrated resource plan forecasts the addition of less than 500 MW of renewable energy by 2035 --in the next 20 years— which is a fraction of what many of its industry peers installed in 2014 or 2015 alone.

1.  Increasing renewable energy is in shareholders’ best interest.

Investors have demonstrated a strong appetite for increased renewable energy adoption by U.S. power companies. For example, in 2015, resolutions filed at DTE and at OGE seeking reporting on these companies’ plans for adopting low carbon technology received favorable votes of 27.5% and 24.2% respectively. Similarly, in 2015 a resolution pushing for carbon reduction targets at Ameren’s regional peer Great Plains Energy received a 33.6% vote from investors.2

Investors are well founded in their support of resolutions that encourage utilities to report on low carbon adaptation strategies. Research from the Carbon Disclosure Project demonstrates that carbon management yields financial performance. When corporations track, manage, and reduce carbon impacts, various financial indicators improve, including improved return on equity, stronger dividends, lower earnings volatility, reduced emissions, and regulatory risk.3 The business benefits of carbon reduction include increased control over energy costs; meeting customer demand for low carbon solutions; avoiding regulatory constraints associated with carbon emissions; reduced overhead; and stronger performance on climate commitments. Another analysis confirms that “firms with stronger ESG policies also enjoy increased efficiency and higher valuations than their peers.”4 Further, proactive carbon management reduces carbon asset risk, i.e., the risk that assets will lose value as regulatory carbon constraints escalate.

1 Ceres, “Benchmarking Utility Clean Energy Deployment”, 2014: http://www.ceres.org/resources/reports/benchmarking-utility-clean-energy-deployment-2014
2 As You Sow, “Shareholders Vote for Greenhouse Gas Reductions at Midwest Utilities”: http://www.asyousow.org/wp-content/uploads/2015/05/release-shareholders-vote-for-greenhouse-gas-reduction-at-midwest-utilities.pdf
3 “S&P500 Leaders Report” CDP 2014; note that because utility return on equity is capped by regulation, the ROE trend does not follow in the power sector.
4 Gillan, Hartzell, Koch, Starks. “Firms’ Environmental, Social and Governance (ESG) Choices, Performance and Managerial Motivation 2020”. http://business.pitt.edu/katz/sites/default/files/koch3.pdf

2.	Ameren’s slow pace on renewable energy adoption exacerbates its poor environmental record.

Ameren’s commitment to fossil fuels has imposed considerable, ongoing costs on the company and its shareholders in the form of litigation expenses, fees for violations and settlements, compliance costs, and reputational penalties. Notably, the Sierra Club filed a lawsuit against Ameren for thousands of violations of the Clean Air Act.5 At the same time, Ameren is also facing litigation from the EPA for Clean Air Act violations.6 At the end of 2015, Ameren estimated $300 million or more would be required to remediate various sites where it is liable for pollution and contamination, a price tag that represents half of Ameren’s 2015 $630 million net income. 7, 8 In addition to the costs Ameren is paying for pollution, remediation, and related litigation, Ameren also anticipates spending at least $2.4 billion by 2025 on pollution infrastructure for its current coal fleet.9 The $2.4 billion figure is conservative, and excludes compliance costs related to the Clean Power Plan and to forthcoming regulations. Ameren could reduce or avoid these costs by aggressively replacing coal with renewable power, which also helps to reduce fuel costs.

The profoundly negative environmental and public health costs associated with coal make Ameren’s commitment to it all the more troubling. Ameren’s cavalier position that it can recover the costs of litigation and violation fees through customer rates is not only irresponsible, but also adds to negative perceptions of the company and highlights the risk that if such costs are not be recoverable they may fall to shareholders to pay. Ameren has a much-needed opportunity to rehabilitate its environmental reputation by distancing itself from hazardous, risky, and environmentally damaging fossil fuels. More renewable energy procurement can help foster an image of Ameren as a responsible, competitive, diligent leader amongst U.S. utilities. It is thus essential that Ameren explore steps it can take to cut ties with polluting energy resources and build a clean, modern, forward-looking portfolio.

3.	Ameren plans to add less renewable energy in the next 20 years than its respective peer utilities added in 2015 alone.

Ameren’s compliance strategy for current and upcoming emissions regulation is to continue burning coal and updating existing pollution control equipment.10 11 As regulatory pressure on emissions accelerates, Ameren’s efforts to prolong the lifetime of outdated fuel sources such as coal, instead of onboarding significant renewable energy, proves increasingly problematic.

In Missouri, state renewable standards require utilities to supply 2% of their total electricity through renewables by 2008, increasing to 10% by 2015. 12 Only 4% of Ameren’s total electricity sales were from renewables by 2012, and the company met the 10% 2015 minimum primarily through spending “banked RECs”, or stored renewable energy credits, rather than adding the significant new renewable generation the law had hoped to inspire. 13 14 Further, Ameren has met much of its renewables obligation through hydropower retrofits and through landfill gas. Landfill gas creates methane, or natural gas, which generates harmful emissions upon combustion.15

5 Lippmann. “Sierra Club Sues Ameren Over the Clean Air Act”, 2014, St. Louis Public Radio: http://news.stlpublicradio.org/post/sierra-club-sues-ameren-over-clean-air-act (specifically p.10 of the embedded complaint).
6 Barker. “Judge clears way for trial in federal government's lawsuit against Ameren”, St. Louis Dispatch: http://www.stltoday.com/business/local/judge-clears-way-for-trial-in-federal-government-s-lawsuit/article_1b563860-cfa3-5311-9549-4c7355f84ec2.html
7 Ameren 2015 Annual Report p. 131-133
8 Ameren 2015 Annual Report p. 31
9 Ameren 2014 IRP, Ch5 Appendix B
10 Ameren 2015 Annual Report p. 131
11 Ameren 2015 Annual Report p.11
12 Ameren 2015 Annual Report p. 12
13 Ceres. “Benchmarking Utility Clean Energy Deployment”, 2014: http://www.ceres.org/resources/reports/benchmarking-utility-clean-energy-deployment-2014
14 Ameren “Renewable Energy Standard Compliance Plan 2015-2017”; https://www.ameren.com/-/media/Missouri-Site/Files/environment/renewables/compliance/renewables-compliance-plan.pdf
15 Id

Similarly, the Illinois’s RPS requires 25% of total electricity supplied to be renewable by 2025, yet Ameren’s forward-looking statements on renewable energy procurement remain worryingly minor. 16 In Illinois “Approximately 77% of the 2016 plan-year renewable energy requirement is expected to be met through long-term agreements that Ameren has entered into to obtain renewable energy credits through 2032. The remaining requirement will be met through previous IPA procurements of additional renewable energy credits and an IPA procurement scheduled for spring 2016.”17

Purchasing RECs, or renewable energy credits, is not negative on its own. However, Ameren’s practice of buying RECs to stall meaningful changes to its coal fired power mix is problematic and exposes shareholders to the significant pollution, environmental compliance, and carbon asset risk problems that characterize Ameren’s coal fleet.  RECs also are not investments in assets that benefit the company and its shareholders in the long term; they are one-time payments to other entities that generate renewable power. So while RECs provide an incentive to other renewable energy generators who can monetize their assets, purchasing RECs does not help Ameren change its carbon profile, locate new renewable energy in its service territory, or even add new renewable resources to the grid (since RECs can come from existing generation).18 Shareholders would be better protected from climate change related regulatory risk and stranded assets if Ameren would redirect funds currently spent on RECs and upgrades to aging coal plants into renewable energy development, adopting a proactive approach to renewable energy integration.

Utility peers’ aggressive clean energy investments provide a stunning contrast with Ameren’s pallid renewable energy plans.  In its 2014 Integrated Resource Plan (IRP) (and repeated in the opposition statement to this resolution found in Ameren’s proxy statement) Ameren states that it plans to expand company-wide renewable generation by a mere 500 megawatts over the course of the next 20 years.1920 In comparison, Sempra Energy plans to invest in over 2,000 MW of renewable power by 2018.21 Southern Company has added more than 3,800 MW of renewable energy since 2012, in Southeastern and Midwestern states that lack policy support for such procurement (unlike states where Ameren operates). 22 Even Southern Company’s subsidiary Alabama Power is adding 500 megawatts of renewables by 2021.23

16 Ameren 2015 Annual Report p. 12
17 Ameren 2015 Annual Report p.26
18 Ulenhuth. “Five years later, Missouri still grappling with renewable law”, Midwest Energy News 2014: http://midwestenergynews.com/2014/02/11/five-years-later-missouri-still-grappling-with-renewable-law/
19 Ameren, 2014 Integrated Resource Plan: https://www.ameren.com/missouri/environment/renewables/ameren-missouri-irp.
20 Ameren, March 18, 2016 Proxy Statement, p. 48
21 “Growing Responsibly” Sempra 2014: http://responsibility.sempra.com/wp-content/uploads/2015/08/Sempra-Energy-2014-CR-Report-FINAL.pdf
22 “Southern Company subsidiary and Turner Renewable Energy acquire Calipatria Solar Facility in California”, Southern Company 2016: http://www.southerncompany.com/news/2016-02-15-spc-Calipatria.cshtml. It should be noted that while an admirable number, at 50 GW capacity, 3800 MW is a very small percentage of renewable energy given Southern Company’s scale.
23 Pillion, “PSC approves Alabama Power's renewable energy project request, with modifications”, Al.com, 2015: http://www.al.com/news/index.ssf/2015/09/psc_approves_alabama_powers_re.html

Ameren’s regional peer, Great Plains Energy, has teamed with solar company Sungevity on a small solar project. Great Plains anticipates greater solar investments, telling press that “We believe in solar. We believe in its environmental benefits, and we believe over the long term it’s a cost-effective source of power.”24 Great Plains also told press that “In the future, we would like to work with companies like Sungevity and look at putting solar on rooftops as an economic and feasible way to diversify where energy comes from on the grid and just from a reliability standpoint, distributing generation at different points around our service territory,” and further that “We'd like to see solar become a bigger part of people's energy future in our service territory, and so this is really just the beginning.”25

Ameren competes for investor capital with the companies noted above, and with utilities that have even greater renewable energy adoption such as XCEL and PG&E.26 Where many leading utilities have acknowledged the evolution of the U.S. power industry and are taking proactive steps to move away from coal, Ameren is a holdout. Ameren’s plans for capital expenditures on coal-fired plants and meager renewable energy adoption represent a weak value proposition that should alarm investors.

CONCLUSION: Ameren’s plans for renewable energy adoption are unacceptably minor. Rather than investing in renewable energy infrastructure that would reduce business risk and add long term value, Ameren is doubling down on coal and pouring corporate funds into a black hole of renewable energy credits. This resolution, which requests that Ameren conduct public reporting on the feasibility of deep renewable energy investments, is a key first step toward shifting the focus of Ameren’s leadership from coal onto renewable energy as a source of value going forward. The Proponents strongly urge a “Yes” vote on this resolution.

24 Alonzo. “BuildingKC: KCP&L sees sunny forecast for solar’s potential”, Kansas City Business Journal, November 2015: http://www.bizjournals.com/kansascity/print-edition/2015/11/20/building-kc-kcp-l-sees-sunny-forecast-for-solar-s.html
25 Alonzo. “KCP&L: Solar proposal is 'just the beginning”, Kansas City Business Journal, November 2015: http://www.bizjournals.com/kansascity/news/2015/11/18/great-plains-energy-solar-plans.html
26 Ceres. “Benchmarking Utility Clean Energy Deployment”, 2014: http://www.ceres.org/resources/reports/benchmarking-utility-clean-energy-deployment-2014